UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Vista Energy, S.A.B. de C.V.

(Name of Issuer)

Series A Shares, no par value

American Depositary Shares, each representing one series A share, no par value**

(Title of Class of Securities)

92837L 109***

(CUSIP Number)

Miguel Matías Galuccio

Pedregal 24, Floor 4,

Colonia Molino del Rey,

Alcaldía Miguel Hidalgo,

Mexico City, 11040, Mexico.

+54.11.3754.8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**

On July 25, 2019, Vista Energy, S.A.B. de C.V. (formerly, Vista Oil & Gas, S.A.B. de C.V.) (the “Company”) registered American Depositary Shares (“ADSs”) (each representing one series A share of the Company) under Section 12(b) of the Act.

***	CUSIP assigned to the ADSs, which are listed on the New York Stock Exchange.

1	NAMES OF REPORTING PERSONS Miguel Matías Galuccio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,906,491 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,906,491 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,906,491 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.62% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes: (i) 3,431,204 series A shares, no par value of the Company, and (ii) 3,475,287 series A shares deliverable upon exercise of 3,475,287 vested stock options.
(2)

This calculation is based on 90,655,508 series A shares outstanding, which includes (i) 87,180,221 series A shares outstanding as of October 21, 2022, and (ii) 3,475,287 series A shares deliverable upon exercise of 3,475,287 vested stock options. The Reporting Person has not made any disposition of series A shares. The percentage shown is lower than in the Schedule 13D filed with the Securities and Exchange Commission on February 15, 2022 given that the Exercise Ratio (as defined below) of the Warrants (as defined below) was reduced from one series A shares for each 3 Warrants to one series A shares for each 31 Warrants following an amendment to the Warrants Indenture (as defined below).

Item 1.	Security and Issuer

This Amendment No. 1 (the “First Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on February 15, 2022 (the “Schedule 13D”) by the Reporting Person (as defined in the Schedule 13D), with respect to the Series A shares, with no par value (the “Shares”), of Vista Energy, S.A.B. de C.V. (the “Issuer”), whose principal executive offices are located at Pedregal 24, Floor 4, Colonia Molino del Rey, Alcaldía Miguel Hidalgo, Mexico City, 11040, Mexico. This First Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D. Except as disclosed in and expressly amended by this First Amendment, all information set forth in the Schedule 13D is hereby unaffected. All capitalized terms used in this First Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The description contained herein amends and supplements Item 5 in the Schedule 13D and should be read in conjunction therewith:

(a, b) As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 6,906,491 Shares, representing approximately 7.62% of the total number of Shares outstanding. This amount consists of: (i) 3,431,204 Shares, and (ii) 3,475,287 Shares deliverable upon exercise of 3,475,287 vested stock options.

The foregoing beneficial ownership percentage is based on 90,655,508 Shares outstanding, which includes (i) 87,180,221 Shares outstanding as of October 21, 2022, and (ii) 3,475,287 Shares deliverable upon exercise of 3,475,287 vested stock options. The Shares deliverable upon exercise of the stock options referred to in the previous sentence are beneficially owned by the Reporting Person and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Act of 1933.

(c) On October 4, 2022, the Issuer announced that the meeting of holders (“Holders” and the “Holders’ Meeting”) of the warrants issued by the Issuer identified with the ticker symbol “VTW408A-EC001” (the “Warrants”), approved the amendments to the warrant indenture and the global certificate that covers such Warrants (the “Warrants Indenture”) proposed by the Issuer, by means of which a cashless exercise mechanism was implemented that entitles the Holders to, in their sole discretion or at the Issuer’s discretion (in the latter case, with respect to all outstanding warrants and without any further request, notice or communication required to or from Holders or any other person), obtain one Share for each 31 Warrants owned (the “Exercise Ratio”). As a result, the Holders who so desire may exercise their exercise right on a cashless basis pursuant to the terms set forth in the Warrants Indenture, as amended. The Exercise Ratio of the Warrants was reduced from one Share for each three Warrants to one Share for each 31 Warrants as a result of the amendment to the Warrants Indenture.

On October 20, 2022, the Reporting Person exercised 4,451,972 Warrants on a cashless basis and received 143,612 Shares as a result thereof. The Reporting Holder did not exercise 28 Warrants as the Warrants are only exercisable in a minimum amount of 31 Warrants. The Reporting Person has not otherwise made any disposition of Shares during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Miguel Matías Galuccio
Miguel Matías Galuccio
Chief Executive Officer

October 24, 2022

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).